Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720

Sugar Land, Texas 77478

Phone: (713) 256-1084

Fax: **(832) 426-5786**

EXEMPTION REVIEW REPORT

February 23, 2016

Doug Ferber

DEFcom Advisors, LLC

6817 Deloache Ave

Dallas TX 75225

Dear Doug Ferber:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which DEFcom Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which DEFcom Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. DEFcom Advisors, LLC stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. DEFcom Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DEFcom Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.



Houston, Texas

February 23, 2016